SEC File Number: 000-24387

CUSIP Number: 63935R108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☑    Form 10-K            ☐    Form 20-F            ☐    Form 11-K            ☐    Form 10-Q            ☐    Form N-SAR

For Period Ended:  December 26, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRATION INFORMATION

NAVIGANT INTERNATIONAL, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

84 Inverness Circle East

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Navigant International, Inc. (“Navigant” or the “Company”) is currently undergoing a periodic review of their filings by the SEC. As a result of this review, the Company and the SEC have discussed the Company’s allocation of the purchase price for certain business acquisitions between goodwill and customer-related and other identifiable intangibles. Following consideration of the SEC’s comments, the Company is obtaining independent valuations of these intangibles as of the dates of acquisition for the significant acquisitions made by Navigant in 2001, 2002, 2003 and 2004. In addition, management is preparing separate valuations for the smaller acquisitions made during the same period utilizing the principles and techniques, as appropriate, used in the independent valuations. This valuation process is not complete, and the Company has not completed preparation of its financial statements for its 2004 report on Form 10-K.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert C. Griffith	(303)	706-0778
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has previously issued a press release regarding its results for the year ended December 26, 2004, subject to completion of the valuation process described above. As stated in a previously filed Form 8-K report dated January 6, 2005, the Company may revise its 2001, 2002, 2003 and 2004 financial statements to record some portion of these intangibles apart from goodwill for specific, definite-lived, identifiable assets as a result of the valuations explained above. This revision may affect the Company’s depreciation and amortization expenses, and thus may result in non-cash charges that would reduce the Company’s stated net income and earnings per share for the affected periods. Currently, the Company cannot state with certainty if such revisions will be required or the specific amount of such revisions if they were to occur.

Navigant International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 11, 2005	By:	/s/ Robert C. Griffith
Robert C. Griffith Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)